Pacific Life Insurance Company

Pacific Life & Annuity Company

AMENDED AND RESTATED REVENUE SHARING AGREEMENT

WHEREAS, Pacific Life Insurance Company, Pacific Life & Annuity Company (“Company”), and OppenheimerFunds Distributor, Inc., (“OFDI”) the principal underwriter or distributor for shares of certain registered, open-end investment companies (“Funds”), have previously entered into a Participation Agreement effective April 15, 2013, (the “Participation Agreement”), and a Revenue Sharing Agreement dated April 15, 2013; and

WHEREAS, Company desires to provide, and Shareholder Services, Inc. (“SSI”) the sub-transfer agent to the Funds, desires to receive, operational, recordkeeping, or sub-accounting services (“Admin Services”) from Company; and

WHEREAS, Company desires to provide, and OFDI, desires to receive, services relating to the promotion, offering, marketing or distribution of the Funds and/or retention of assets maintained in the Funds (“Distribution Services”);

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, OFDI, SSI and Company hereby agree as follows:

1.	Company will provide the Distribution Services specified in Schedule A, Part I, and OFDI agrees to pay, from its own resources and/or assets, Company as specified in Schedule B.

2.

Company will provide the operational, recordkeeping or sub-accounting services specified as being provided by Company in Schedule A, Part II, and SSI agrees to pay, from its own resources and/or assets, Company as specified in Schedule B.

3.

The parties may terminate this Revenue Sharing Agreement upon 30 days’ prior written notice, or immediately upon termination of the Participation Agreement. Termination of this Revenue Sharing Agreement will not affect the obligations of the parties arising prior to termination.

4.

With respect to the sales of shares of the Funds, Company will provide any and all point of sale disclosure documents to customers and clients of Company in accordance with current laws, rules and regulations.

5.

The parties understand and agree that neither OFDI nor its affiliates will provide, and Company will not accept, any brokerage commissions for transactions in portfolio securities directed toward it by the Funds or affiliates of the Funds that would in any way pay for, mitigate or offset any financial obligation that OFDI or SSI has under this Revenue Sharing Agreement. This includes any agreement or arrangement, whether entered into directly or indirectly, whether explicit or implicit, and whether written or oral, in which Company receives, in consideration for, or recognition of, the sale of Fund shares, support payments in the form of brokerage commissions, brokerage transactions or orders for the purchase or sale of the Fund portfolio securities, mark-ups, mark-downs, or any portion of other fees payable or to be payable from portfolio transactions for the account of a Fund, whether executed by Company or any other broker or dealer, or any other quid pro quo-type arrangement. OFDI and SSI will also not pay, and Company will not accept, any such fees from the resources and/or assets of the Funds.

6.	OFDI maintains disclosure regarding revenue sharing pursuant to this Revenue Sharing Agreement in the Funds’ registration statements, as required.

7.	Unless modified by this Revenue Sharing Agreement, the terms and conditions of, and the responsibilities and obligations imposed by, the Participation Agreement remain in full force and effect.

8.

This Revenue Sharing Agreement supersedes and replaces the Revenue Sharing Agreement dated April 15, 2013 in its entirety, as well as any prior arrangements, written or oral, with Company or any predecessor entity, that covers the services and payments contemplated herein.

The parties hereto through their duly authorized representatives have executed this Revenue Sharing Agreement as of the 1st day of October, 2015:

OppenheimerFunds Distributor, Inc.	Shareholder Services, Inc.

By:	By:
Name:	Name:
Title:	Title:

Pacific Life Insurance Company	Pacific Life & Annuity Company

By: /s/ Anthony J. Dufault	By: /s/ Anthony J. Dufault
Name: Anthony J. Dufault	Name: Anthony J. Dufault
Title: Assistant Vice President	Title: Assistant Vice President

Attest: /s/ Brandon J. Cage	Attest: /s/ Brandon J. Cage
Name: Brandon J. Cage, Assistant Secretary	Name: Brandon J. Cage, Assistant Secretary

Address for notices:	Address for notices:
Shareholder Services, Inc.	Pacific Life Insurance Company
OppenheimerFunds Distributor, Inc	Pacific Life & Annuity Company
Two World Financial Center, 11th Fl	700 Newport Center Drive
225 Liberty St	Newport Beach, CA 92660
New York, NY 10080	Attention: General Counsel
212 323 0250
Attention: President

with a copy to:

General Counsel, OppenheimerFunds Distributor, Inc.

SCHEDULE A

Part I. As part of its obligations under this Revenue Sharing Agreement, Company shall provide services relating to the promotion, offering, marketing or distribution of the Funds and/or retention of assets maintained in the Funds, including, but not limited to:

(i)	Facilitating meetings, access and communications regarding the Funds with Company’s sales representatives, branches and regional managers;

(ii)	Providing access to Company’s sales platform, network or program;

(iii)	Providing appropriate contact lists;

(iv)	Providing OFDI with information regarding Company’s marketing calendars and sales initiatives;

(v)	Providing monthly reporting on Fund sales;

(vi)	Facilitating meetings and communications regarding the Funds with Company’s operational support personnel;

(vii)	Providing access to home office and product personnel;

(viii)	Providing opportunities to participate in conferences, meetings, and due diligence trips as agreed by the parties;

(ix)	Providing transactional support; and/or

(x)	Providing other support mutually agreed upon from time to time.

Part II. As part of its obligations under this Revenue Sharing Agreement, Company shall also provide operational, recordkeeping or sub-accounting services to SSI, including, but not limited to:

(i) Maintenance of Books and Records

Assisting as necessary to maintain book entry records on behalf of the Funds regarding issuance to, transfer within (via net purchase orders) and redemption by any separate account included under the Participation Agreement (“Account(s)”) of Fund shares;

Maintaining general ledgers regarding the Accounts’ holdings of Fund shares, coordinate and reconcile information, and coordinate maintenance of ledgers by other contract owner service providers;

(ii) Communication with the Funds

—Serving as the designee of the Funds for receipt of purchase and redemption orders from the Account and transmitting such orders, and payment therefore, to the Funds;

—Coordinating with the Funds’ agents in regard to daily valuation of the Funds’ shares and the Accounts’ units;

Purchase Orders

— Determining net amount available for investment in the Funds;

— Depositing receipts at the Funds or the Funds’ custodian (generally by wire transfer);

— Determining net amount required for redemption from the Funds;

— Notifying the custodian and Funds of cash required to meet payments;

Purchasing and redeeming shares of the Funds on behalf of the Accounts at the then current price in accordance with the terms of the Participation Agreement;

Distributing the Fund’s prospectus, proxy materials, communications and reports to contract owners;

(iii) Processing Distributions from the Funds

Recording ordinary dividends and capital gain distributions;

(iv) Reports

Providing periodic information and reports to the Funds, including, but not limited to, furnishing registration statements, prospectuses, statements of additional information, reports, solicitations for voting instructions, and any other SEC filings with respect to the Accounts invested in the Funds, as not otherwise provided for pursuant to the terms of the Participation Agreement;

Providing periodic information and report about the Funds to contract owners, including any necessary delivery of the Funds’ prospectus and annual and semi-annual reports to contract owners, as not otherwise provided for. Sales data will be provided in a mutually agreed upon format. This data will only be used to support the activities of Company products;

(v) Fund-related Contract Owner Services

Providing ministerial information with respect to Fund inquiries (Company will not provide fund allocation recommendations, performance projections or any other sales-related information or advice);

Overseeing and assisting the solicitation, counting and voting of contract owner voting interests in the Funds pursuant to Fund proxy statements;

(vi) Other Administrative Support

Providing other administrative and other support for the Funds as mutually agreed upon by Company and SSI which may include providing other administrative services to individual contract owners.

SCHEDULE B

Commencing on October 1, 2015, in consideration of Company providing services as set forth in Schedule A Part I, OFDI shall pay Company, a quarterly fee at an annual rate of basis points (%) and in consideration of Company’s providing services as set forth in Schedule A Part II, SSI shall pay the Company a quarterly fee at an annual rate of basis points (%) computed on the average net assets of shares of the Oppenheimer Variable Account Funds excluding assets in shares of the Oppenheimer Money Fund VA, that are held by any separate account or product sponsored by or offered through the Company (“Net Assets”).

Payments under this Schedule B will be made to Company quarterly, during the term this Agreement is in effect, no later than thirty (30) days following the end of the quarter.

Company shall notify OFDI and/or SSI in writing within thirty (30) calendar days following the receipt of a quarterly payment if Company is disputing the payment amount in good faith. If Company does not provide such notice of dispute within the required time, the payment amount will be deemed correct and accepted by Company.

In the event Company is no longer engaged in the variable annuity or variable life insurance business (e.g. there are no longer any contracts/policies sold by the Company) or no longer provides services pursuant to Schedule A Part I, the basis points payable by OFDI shall no longer be paid.

In the event Company no longer provides services pursuant to Schedule A Part II, the basis points payable by SSI shall no longer be paid.

Company represents and warrants that the fees paid to it, pursuant to the terms of this Revenue Sharing Agreement are reasonable in relation to the services provided.